Perini Corporation
73 Mt. Wayte Avenue
Box 9160
Framingham, Massachusetts 01701-9160
Tel. 508/628-2278 FAX: 508/628-2010
E-mail: rband@perini.com

                                                                      Perini

                                                                                                                                            100 years of excellence

Robert Band
President and Chief Operating Officer

August 2, 2001

By EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W. Mail Stop 4-6
Washington, D.C. 20549

Re: Perini Corporation
       Registration Statement on Form S-2, File No. 33-53859, filed on May 27, 1994

To Whom It May Concern:

The Securities and Exchange Commission has informed us that it does not have evidence of the withdrawal of the referenced Registration Statement. This letter serves as confirmation of our application to withdraw the referenced Registration Statement under Rule 477 promulgated under the Securities Act of 1933. The grounds for our application are the discontinuance of the offering of securities described in the Registration Statement as a result of the existence of adverse market conditions at that time.

Should you have any questions regarding this letter, do not hesitate to contact Richard A. Soden of Goodwin Procter LLP at (617) 570-1533.

Best regards,

/s/Robert Band
Robert Band
President and Chief Operating Officer

cc: John M. Hartz, Securities and Exchange Commission
     Richard A. Soden, Goodwin Procter LLP